SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras buys the most blocks and offers the biggest signature bonus in the ANP 11th Round

Rio de Janeiro, May 15, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that yesterday it acquired the most blocks offered in the 11th Bid Round held by the National Petroleum Agency (ANP). Petrobras bought, whether on its own or in partnerships, 34 of the 289 blocks offered in the bid. It also secured, in its technicians’ opinions, the blocks with the highest exploratory potential offered by the agency, located in the Foz do Amazonas, Espírito Santo and Barreirinhas  basins. In its strategy to acquire onshore blocks, Petrobras invested primarily in the Parnaíba  basin seeking natural gas accumulations.

The total invested by Petrobras and its partners in the 11th round was R$ 1,460.9 million, of which R$ 537.9 million came from its own resources and R$ 923 million from partners. The result of the bid will also allow the company to expand its knowledge of the geology of the sedimentary basins in the blocks it bought, by drilling wells and acquiring a large amount of seismic data, which will increase the likelihood of discovering new oil and natural gas accumulations. To do so, the company formed important partnerships in all the offshore blocks it bought.

The company’s strategy in the bid was successful and consistent with the objectives outlined in its 2013-2017 Business & Management Plan of incorporating new exploratory areas for the continuous recomposition of its portfolio in order to ensure oil and natural gas volumes that are necessary for the sustainability of its future production curve.

The table below provides a summary of Petrobras’ participation in the 11th Bid Round:

Petrobras acquired blocks considered priorities among those offered in the bid by the ANP, in line with its commitment to continue making heavy investments in exploration in Brazil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.